UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s Name)

21/24F, Ping An Finance Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong, 518000
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	OneConnect Announces First Quarter 2025 Unaudited Financial Results
Exhibit 99.2	Announcement — Inside Information Unaudited Financial Results for the First Quarter Ended March 31, 2025 and Overseas Regulatory Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Dangyang Chen
	Name:	Dangyang Chen
	Title:	Chairman of the Board and Chief Executive Officer

Date: May 28, 2025

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